                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 4

                             UNITED AUTO GROUP, INC.

                                (Name of Issuer)

                   COMMON SHARES (PAR VALUE $0.0001 PER SHARE)
                         (Title of Class of Securities)

                                   909440 10 9
                                 (CUSIP Number)

                      MR. FUMIAKI MIYAMOTO, GENERAL MANAGER
                             THE AMERICAS DEPARTMENT
                          FIRST MOTOR VEHICLES DIVISION
                             MACHINERY BUSINESS UNIT
                               MITSUI & CO., LTD.
                             2-1 OHTEMACHI 1-CHOME,
                             CHIYODA-KU TOKYO, JAPAN
                            (PHONE) + 81-3-3285-4394

                       MR. SHIGEO ENOMOTO, GENERAL MANAGER
                          DETROIT MACHINERY DEPARTMENT
                               MACHINERY DIVISION
                           MITSUI & CO. (U.S.A.), INC.
                          1000 TOWN CENTER, SUITE 1900
                              SOUTHFIELD, MI 48075
                              (PHONE) 248-948-4171

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                    Copy to:
                               CHRISTOPHER SMEALL
                            DEBEVOISE & PLIMPTON LLP
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000

                                JANUARY 25, 2006

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                                  SCHEDULE 13D


                                                           CUSIP NO. 909440 10 9
--------------------------------------------------------------------------------
(1)    NAME OF REPORTING PERSON
       Mitsui & Co., Ltd.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       98-0110185
--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (A) [X]
                                                                         (B) [ ]

--------------------------------------------------------------------------------
(3)    SEC USE ONLY

--------------------------------------------------------------------------------
(4)    SOURCE OF FUNDS

       WC

--------------------------------------------------------------------------------
(5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(D) OR 2(E)                                    [ ]

--------------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

       Japan
--------------------------------------------------------------------------------
  NUMBER OF   (7)         SOLE VOTING POWER
   SHARES                 0
BENEFICIALLY  ------------------------------------------------------------------
  OWNED BY    (8)         SHARED VOTING POWER
    EACH
  REPORTING               7,221,349
 PERSON WITH  ------------------------------------------------------------------
              (9)         SOLE DISPOSITIVE POWER

                          0
              ------------------------------------------------------------------
              (10)        SHARED DISPOSITIVE POWER

                          7,221,349
--------------------------------------------------------------------------------
(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,221,349 (1)

--------------------------------------------------------------------------------
(12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [X]
       (1)

--------------------------------------------------------------------------------
(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.4%

--------------------------------------------------------------------------------
(14)   TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------


(1) The parties to the Stockholders Agreement (as defined in Item 6) may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

                                                          CUSIP NO.  909440 10 9
--------------------------------------------------------------------------------
(1)    NAME OF REPORTING PERSON
       Mitsui & Co. (U.S.A.), Inc.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       13-2559853
--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
(3)    SEC USE ONLY
--------------------------------------------------------------------------------
(4)    SOURCE OF FUNDS
       WC

--------------------------------------------------------------------------------
(5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(D) OR 2(E)                                    [ ]
--------------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION
       New York

--------------------------------------------------------------------------------
  NUMBER OF   (7)         SOLE VOTING POWER
   SHARES                 0
BENEFICIALLY  ------------------------------------------------------------------
  OWNED BY    (8)         SHARED VOTING POWER
    EACH
  REPORTING               7,221,349
 PERSON WITH  ------------------------------------------------------------------
              (9)         SOLE DISPOSITIVE POWER

                          0
              ------------------------------------------------------------------
              (10)        SHARED DISPOSITIVE POWER

                          7,221,349
 -------------------------------------------------------------------------------
(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       7,221,349 (1)
--------------------------------------------------------------------------------
(12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [X]
       (1)

--------------------------------------------------------------------------------
(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.4%

--------------------------------------------------------------------------------
(14)   TYPE OF REPORTING PERSON
       CO

--------------------------------------------------------------------------------


(1) The parties to the Stockholders Agreement (as defined in Item 6) may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

      This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D initially filed by the Reporting Persons on April 11, 2003, as amended by Amendment No. 1 filed on April 24, 2003, by Amendment No. 2 filed on February 17, 2004 and by Amendment No. 3 filed on March 26, 2004 (the "Statement"). Information reported in the Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 4. Capitalized terms used and not defined in this Amendment No. 4 shall have the meanings set forth in the Statement.

ITEM 2.  IDENTITY AND BACKGROUND

      Item 2 of the Statement is hereby amended and supplemented as follows:

      Information with respect to the directors and executive officers of the Reporting Persons set forth in Annex A to the Statement is hereby amended and restated in its entirety as set forth in Annex A to this Amendment No. 4, and is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 of the Statement is hereby supplemented as follows:

      Lock-Up Letter Agreements

      On January 25, 2006, each of the Reporting Persons respectively entered into a Lock-Up Letter Agreement (the "Lock-Up Letter Agreements") with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Thomas Weisel Partners LLC ("Thomas Weisel"). The Lock-Up Letter Agreements will, among other things, prohibit the Reporting Persons, during a period of 90 days from the date of the Purchase Agreement dated as of January 25, 2006 among United Auto Group, Inc. (the "Company"), Merrill Lynch, Thomas Weisel and the Guarantors party thereto (as defined in the Purchase Agreement), the Reporting Persons will not, subject to certain exceptions, without the prior written consent of Merrill Lynch, directly or indirectly,
(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company's common stock $0.0001 par value (the "Common Stock") or any securities convertible into or exchangeable or exercisable for Common Stock, whether owned by the Reporting Persons on the date of the Lock-Up Letter Agreements or thereafter acquired by the Reporting Persons or with respect to which the Reporting Persons had on the date of the Lock-Up Letter Agreements or thereafter acquired the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to any of the foregoing (collectively, the "Lock-Up Securities") or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 1 Purchase Agreement, dated April 4, 2003, between the Reporting Persons and J.P. Morgan Partners (BHCA), L.P.*

      Exhibit 2 Second Amended and Restated Stockholders Agreement, dated February 22, 2002, among the Reporting Persons, International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., Penske Corporation, Penske Automotive Holdings Corp., Penske Capital Partners, L.L.C., Aeneas Venture Corporation, J.P. Morgan Partners (BHCA), L.P., Virginia Surety Company, Inc. and the Company.*

      Exhibit 3 Mitsui Side Letter, dated February 28, 2001, among the Reporting Persons, Penske Corporation and the Company.*

      Exhibit 4 Amended and Restated Registration Rights Agreement, dated February 22, 2002, between the Company and the Reporting Persons.*

      Exhibit 5 Letter Agreement, dated April 4, 2003, among the Reporting Persons, International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., Penske Corporation, Penske Automotive Holdings Corp. and Penske Capital Partners, L.L.C.*

      Exhibit 6 Purchase Agreement, dated February 16, 2004, between the Reporting Persons, International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., Penske Corporation, Penske Automotive Holdings Corp., and the Company.**

      Exhibit 7 Form of Termination Agreement among the Reporting Persons, International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., Penske Corporation, Penske Automotive Holdings Corp., Penske Capital Partners, L.L.C., and the Company.**

      Exhibit 8 Form of Stockholders Agreement among the Reporting Persons, International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., Penske Corporation, and Penske Automotive Holdings Corp.**

      Exhibit 9 Form of Second Amended and Restated Registration Rights Agreement between the Company and the Reporting Persons.**

      Exhibit 10  Lock-Up Letter Agreement, dated January 25, 2006, among
Mitsui & Co. (U.S.A.), Inc., Merrill Lynch & Co., Merrill Lynch Pierce, Fenner & Smith Incorporated and Thomas Weisel Partners LLC.

      Exhibit 11 Lock-Up Letter Agreement, dated January 25, 2006, among Mitsui & Co., Ltd., Merrill Lynch & Co., Merrill Lynch Pierce, Fenner & Smith Incorporated and Thomas Weisel Partners LLC.

      * Previously filed on April 11, 2003 with the original Statement on
Schedule 13D.

      ** Previously filed on February 17, 2004 with Amendment No. 2 on
Schedule 13D/A.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 27, 2006


                                    MITSUI & CO., LTD.



                                    By:    /s/ Tatsuo Nakayama
                                      --------------------------------
                                          Name: Tatsuo Nakayama
                                          Title: General Manager
                                                  First Motor Vehicles Division

                                    MITSUI & CO. (U.S.A.), INC.




                                    By:    /s/ Kazuki Okamura
                                        ------------------------------
                                        Name: Kazuki Okamura
                                        Title: Senior Vice President and General
                                               Manager, Machinery Division

                                     ANNEX A

      Unless otherwise indicated, the business address of the directors and executive officers of Mitsui Japan is 2-1 Ohtemachi, 1-Chome, Chiyoda-Ku, Tokyo, Japan and the business address of the directors and executive officers of Mitsui USA is 200 Park Avenue, New York, NY 10166-0130. Each occupation set forth opposite such person's name refers to employment with the Reporting Persons. To the Reporting Persons' knowledge, none of the Reporting Persons' directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a civil judgment of the type described in clauses (d) or (e) of Item 2 of the Statement. Unless otherwise indicated, each of the directors and officers of the Reporting Persons is a citizen of Japan.

Directors and Executive Officers of Mitsui Japan


                                                                Number of Shares of
                        Occupation and                          Common Stock
Name                    Business Address                        Beneficially Owned
----                    ----------------                        ------------------


Nobuo Ohashi            Chairman and Director                           --
Shoei Utsuda            President and Chief Executive Officer           --
Yasuo Hayashi (1)       Executive Vice President                        --
Tetsuya Matsuoka        Executive Vice President                        --
Masataka Suzuki         Executive Vice President                        --
Gempachiro Aihara       Senior Executive Managing Officer               --
Yushi Nagata            Senior Executive Managing Officer               --
Hiroshi Tada            Senior Executive Managing Officer               --
Yasunori Yokote         Senior Executive Managing Officer               --
Kazuya Imai             Senior Executive Managing Officer               --
Akishige Okada          Director                                        --
Akira Chihaya           Director                                        --
Toshihiro Soejima (2)   Senior Executive Managing Officer               --
Motokazu Yoshida (3)    Senior Executive Managing Officer               --
Yoshiyuki Izawa (4)     Executive Managing Officer                      --
Osamu Mori              Executive Managing Officer                      --
Satoru Miura (5)        Executive Managing Officer                      --
Masayoshi Sato          Executive Managing Officer                      --
Ken Abe                 Executive Managing Officer                      --
Takao Sunami            Executive Managing Officer                      --
Junichi Matsumoto       Executive Managing Officer                      --
Shunichi Miyazaki       Executive Managing Officer                      --
Hiroshi Ito             Executive Managing Officer                      --

(1)  Business address is 24-28 King William Street, London EC4R9AJ United
     Kingdom.

(2) Business address is 34th Floor, CWTC Tower 1, 1 Jianguomenwai Street Beijing 100004, China.

(3)  Business address is 200 Park Avenue, New York, NY 10166-0130.

(4) Business address is 3-33 Nakanoshima 2-Chome, Kita-ku, Osaka-shi, Osaka-fu, Japan

(5) Business address is 16-21 Meieki Minami 1-Chome, Nakamura-ku, Nagoya-shi, Aichi-ken, Japan


Directors and Executive Officers of Mitsui USA

                                                                Number of Shares of
                        Occupation and                          Common Stock
Name                    Business Address                        Beneficially Owned
----                    ----------------                        ------------------

Kazuya Imai (1)         (director)                                  --
Motokazu Yoshida        President & CEO (director)                  --
Osamu Koyama            Executive Vice President (director)         --
Keigo Matsubara         Senior Vice President & Chief Financial     --
                        Officer (director)
Hiroyuki Kato           Senior Vice President & Chief               --
                        Administrative Officer (director)
Masao Fuchi             Senior Vice President & Chief               --
                        Information Officer (director)
Yoneji Ishikawa         Senior Vice President & Chief
                        Compliance Officer (director)               --
Ichizo Kutsukake        Senior Vice President                       --
Akira Nakaminato        Senior Vice President                       --
Toshiaki Muramatsu      Senior Vice President                       --
Masaaki Miura           Senior Vice President                       --
Shinji Tsuchiya         Senior Vice President                       --
Taku Morimoto           Senior Vice President                       --
Noriaki Sakamoto        Senior Vice President                       --
Yasuyuki Abe            Senior Vice President                       --
Kazuhiko Fukuchi        Senior Vice President                       --
Masahiko Tsumoto        Senior Vice President                       --
Tsutomu Yoshida         Senior Vice President                       --
Kazuki Okamura          Senior Vice President                       --
Alan Getz (2)           Vice President                              --
Osamu Toriumi           Corporate Secretary                         --


(1)  Business address is 2-1 Ohtemachi, 1-Chome, Chiyoda-Ku, Tokyo, Japan.

(2)  A citizen of United States of America.